UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.1)*

TPC Group Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

88265P208
(CUSIP Number)

September 20, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

(Page 1 of 13)

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg Master Investments Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a)  [x]
               (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,068,731

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,058,731

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,058,731

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Sandell Asset Management Corp.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a)  [x]
            (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,058,731

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,058,731

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,058,731

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)  [x]
             (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,058,731

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,058,731

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,058,731

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Holdings Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)  [x]
             (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,058,731

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,058,731

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,058,731

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Castlerigg Offshore Holdings, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,058,731

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,058,731

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,058,731

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas E. Sandell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,058,731

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,058,731

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,058,731

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.3%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                This statement is filed with respect to the shares of common stock of TPC Group Inc. (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of September 24, 2010 and amends and supplements the Schedule 13G filed on February 2, 2010 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”),

•	Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”),

•	Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”),

•	Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”),

•	Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company (“Castlerigg Offshore Holdings”), and

•	Thomas E. Sandell, a citizen of Sweden (“Sandell”).

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings and Castlerigg Offshore Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York 10019.

ITEM 2(c).      CITIZENSHIP:

Each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is a company formed under the laws of the British Virgin Islands.

Each of SAMC and Castlerigg Offshore Holdings is a Cayman Islands exempted company.

Mr. Sandell is a citizen of Sweden.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Each of the Reporting Persons may be deemed the beneficial owner the 2,058,731 shares of Common Stock held by Castlerigg Master Investments.

(b)          Percent of Class:

The Reporting Persons beneficially own 2,058,731 shares of Common Stock representing 11.3% of all the outstanding shares of Common Stock.

The calculation of the Reporting Persons’ beneficial ownership is based on the 18,255,698 shares of Common Stock issued and outstanding as of September 10, 2010 as reported in the Form 10-K filed by the Issuer on September 17, 2010 for the year ended June 30, 2010.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, SAMC and Mr. Sandell have the shared power to vote or direct the vote of 2,058,731 shares of Common Stock held by Castlerigg Master Investments.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 2,058,731 shares of Common Stock held by Castlerigg Master Investments.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                  REPORTED ON BY THE PARENT HOLDING COMPANY.

        The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by Castlerigg Master Investments.  Castlerigg Offshore Holdings is the controlling shareholder of Castlerigg Master Investments, Castlerigg Holdings is the controlling shareholder of Castlerigg Offshore Holdings, and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B attached hereto.

ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  September 24, 2010                                                 CASTLERIGG MASTER INVESTMENTS LTD.
By:  Sandell Asset Management Corp.
As Investment Manager

By:    /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title:    Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By:    Sandell Asset Management Corp.
          As Investment Manager

By:   /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

                                                                                                CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By:   Sandell Asset Management Corp.
         As Investment Manager

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
          Title:    Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.
By:   Sandell Asset Management Corp.
         As Investment Manager

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
          Title:    Chief Executive Officer

  /s/ Thomas E. Sandell
Thomas E. Sandell

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of TPC Group Inc. dated as of September 24, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  September 24, 2010                                                 CASTLERIGG MASTER INVESTMENTS LTD.
By:   Sandell Asset Management Corp.
         As Investment Manager

By:    /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title:    Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By:    Sandell Asset Management Corp.
          As Investment Manager

By:   /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

                                                                                                CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By:   Sandell Asset Management Corp.
         As Investment Manager

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
          Title:    Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.
By:    Sandell Asset Management Corp.
          As Investment Manager

By:   /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
          Title:    Chief Executive Officer

  /s/ Thomas E. Sandell
Thomas E. Sandell

EXHIBIT B
IDENTIFICATION OF MEMBERS OF THE GROUP

Castlerigg Master Investments Ltd.
Sandell Asset Management Corp.
Castlerigg International Limited
Castlerigg International Holdings Limited
Castlerigg Offshore Holdings, Ltd.
Thomas E. Sandell